September 4, 2025

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Komul Chaudhry and Kayla Roberts– Structured Finance

Re:	CenterPoint Energy Houston Electric, LLC

CenterPoint Energy Restoration Bond Company II, LLC

Registration Statement on Form SF-1

Filed June 20, 2025

File Nos. 333-288206 and 333-288206-01

Dear Ms. Chaudhry and Ms. Roberts:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of CenterPoint Energy Restoration Bond Company II, LLC and CenterPoint Energy Houston Electric, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective on September 8, 2025 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: August 27, 2025

(ii)	Anticipated dates of distribution: September 4, 2025 – September 17, 2025

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

Citigroup Global Markets Inc.
Barclays Capital Inc.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Director

BARCLAYS CAPITAL INC.

By:	/s/ Eric Chang
Name:	Eric Chang
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request